Exhibit 99.1

For Ministry Use Only
À l'usage exclusif du ministère

Ontario Corporation Number
Numéro de la compagnie en Ontario

1393390

1.

Ministry of Consumer and Commercial Relations
Ontario
Ministère de la Consommation et du Commerce
CERTIFICATE
This is to certify that these articles are effective on
CERTIFICAT
Ceci certifie que les présents status entrent en vigueur le
AUGUST 13 AOÛT, 2001

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

Form 5
Business
Corporations
Act

Formule numéro 5
Loi sur les compagnies

RESTATED ARTICLES OF INCORPORATION
STATUTS MIS À JOUR

1. The name of the corporation is: *Dénomination sociale de la compagnie:*

INTIER AUTOMOTIVE INC.

2. Date of incorporation/amalgamation: *Date de la constitution ou de la fusion:*

02 January 2000

(Day, Month, Year) *(jour, mois, année)*

3. The address of the registered office is: *Adresse du siège social:*

337 Magna Drive

(Street & Number, or R.R. Number & if Multi-Office Building give Room No.)
(Rue et numéro, ou numéro de la R.R. et, s'il s'agit édifice à bureaux, numéro du bureau)

Aurora, Ontario — L4G7K1

(Name of Municipality or Post Office) *(Nom de la municipalité ou du bureau de poste)* — (Postal Code/*Code postal*)

4. Number (or minimum and maximum number) of directors is: *Nombre (ou nombres minimal et maximal) d'administrateurs:*

A minimum of three (3) and a maximum of fifteen (15).

5. The director(s) is/are: *Administrateur(s):*

First name, initials and surname *Prénom, initiales et nom de famille*	Address for service, giving Street & No. or R.R. No., Municipality and Postal Code *Domicile élu, y compris la rue et le numéro, le numéro de la R.R., ou le nom de la municipalité et le code postal*	Resident Canadian State Yes or No *Résident Canadien Oui/Non*
Donald J. Walker	337 Magna Drive Aurora, Ontario L4G 7K1	Yes
J. Brian Colburn	337 Magna Drive Aurora, Ontario L4G 7K1	Yes
Vincent J. Galifi	337 Magna Drive Aurora, Ontario L4G 7K1	Yes

Highlander Business Solutions
FORM 1 (B.C.A.)
05/99

2.

6. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.

Limites, s'il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la compagnie.

None

7. The classes and any maximum number of shares that the corporation is authorized to issue:

Catégories et nombre maximal, s'il y a lieu, d'actions que la compagnie est autorisée à émettre :

(a) an unlimited number of Class A Subordinate Voting Shares;

(b) an unlimited number of Class B Shares; and

(c) an unlimited number of Preferred Shares, issuable in series.

05/99

Election of Directors

(5) Commencing in respect of the 2003 Year if, at any time:

(a) After-Tax Profits shall be less than four per cent (4%) of the Share Capital in each of two (2) consecutive Years (with the terms "After-Tax Profits", "Share Capital" and "Years" defined in paragraph A(9) below); or

(b) the Corporation fails to make a Required Dividend (also as defined in paragraph A(9) below) in respect of each of two (2) consecutive Years,

then, and in any such case, the holders of the Class A Subordinate Voting Shares shall, until After-Tax Profits for a Year are at least equal to four per cent (4%) of the Share Capital and all Required Dividends in respect of such Year are made, have the exclusive right, voting separately as a class, to nominate and elect two (2) individuals to the Board at each meeting of the shareholders of the Corporation subsequent to the two Year period referred to in subparagraphs A(5)(a) or A(5)(b) above at which directors are to be elected.

Election of Additional Directors

(6) If, following the period of two (2) consecutive Years described in paragraph A(5) above:

(a) After-Tax Profits shall be less than four per cent (4%) of the Share Capital in each of two (2) consecutive Years; or

(b) the Corporation fails to make a Required Dividend in respect of each of two (2) consecutive Years,

then, and in any such case, the holders of the Class A Subordinate Voting Shares shall, until After-Tax Profits for a Year are at least equal to four percent (4%) of the Share Capital and all Required Dividends in respect of such Year are made, have the exclusive right, voting separately as a class, to nominate and elect, in addition to those directors elected under paragraph A(5) above, two (2) individuals to the Board at each meeting of the shareholders of the Corporation subsequent to the two Year period referred to in subparagraphs A(6)(a) or A(6)(b) above at which directors are to be elected. This right to elect two (2) additional directors shall arise for each subsequent period of two (2) consecutive Years until the holders of the Class A Subordinate Voting Shares have the right, voting separately as a class, to nominate and elect all of the directors of the Corporation.

Meeting to Elect Directors

(7) In the event that a shareholders' meeting at which directors are to be elected is not held within one hundred and eighty (180) days of the end of any period of two (2) consecutive Years referred to in paragraphs A(5) or A(6) above, the holders of record of at least ten per cent (10%) of the Class A Subordinate Voting Shares outstanding may request the Secretary of the Corporation in writing to call a shareholders' meeting at which directors are to be elected, and the Secretary shall call, within thirty (30) days of receipt of such written notice, such a meeting to be held within ninety (90) days of receipt of such written notice; in default of the calling of such shareholders' meeting by the Secretary within thirty (30) days of receipt of the written notice, the meeting may be called by any holder of record of the Class A Subordinate Voting Shares.

Term of Office of Directors

(8) Notwithstanding anything contained in the by-laws of the Corporation, the term of office of all persons who may be directors of the Corporation at any time when the right to elect directors arises in favour of the holders of the Class A Subordinate Voting Shares as provided for in paragraphs A(5) and A(6) above, or who may be appointed as directors after such rights have arisen and before a meeting of the shareholders has been held to elect directors, shall terminate upon the election of new directors at the meeting of the shareholders called for the purposes of paragraphs A(5) or A(6) above. Notwithstanding anything contained in the by-laws of the Corporation, upon termination of the right of the holders of the Class A Subordinate Voting Shares to elect directors as provided for in paragraphs A(5) and A(6) above, the term of office of all persons who may be directors of the Corporation, or who may be appointed as directors after such termination and before a meeting of the shareholders has been held to elect directors, shall terminate upon the election of directors at the next meeting of the shareholders at which directors are to be elected.

Definitions

(9) As used in paragraphs A(5) through A(8) above and in this paragraph A(9), unless the context otherwise requires, the terms "After-Tax Profits", "Required Dividend", "Share Capital" and "Year" have the meanings ascribed thereto set out in subparagraph (1) of the Corporate Constitution set out in paragraph 10 of the Articles.

Dissolution

(10) In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, all the property and assets of the Corporation available for distribution to the holders of the Class A Subordinate Voting Shares or the Class B Shares shall be paid or distributed equally, share for share, to the holders of the Class A Subordinate Voting Shares and the Class B Shares, respectively, without preference or priority.

Amendment

(11) The Articles of the Corporation may be amended to add, delete or vary any right, privilege, restriction or condition attaching to the Class A Subordinate Voting Shares or to create shares ranking in priority to or on a parity with the Class A Subordinate Voting Shares, but only with the approval of the holders of the Class A Subordinate Voting Shares given:

(a) in accordance with paragraph A(12) below; and

(b) in writing by the holders of all of the outstanding Class A Subordinate Voting Shares or by a resolution authorized by at least two-thirds (2/3's) of the votes cast at a separate class meeting of the holders of the Class A Subordinate Voting Shares duly called and held for that purpose upon not less than twenty-one (21) days' notice, such meeting to be held and such notice to be given in accordance with the by-laws of the Corporation in that regard, provided that each holder of a Class A Subordinate Voting Share shall be entitled to one (1) vote at such meeting in respect of each Class A Subordinate Voting Share held by such holder.

Any approval given as aforesaid shall be in addition to any other consent or approval required by the Business Corporations Act (Ontario).

Approval

(12) Any approval by the holders of the Class A Subordinate Voting Shares voting separately as a class as contemplated or required by paragraphs A(5) or A(6) or subparagraph A(11)(a) above shall mean the approval given by a majority of the votes cast at a meeting of such holders other than the votes attaching to the Class A Subordinate Voting Shares beneficially owned, directly or indirectly, by Magna International Inc. and its successors ("Magna") or any of its affiliates or by any person who, by agreement, is acting jointly with Magna or any such affiliate, or over which Magna, any of its affiliates or any such person exercises direct or indirect control or direction.

B. The rights, privileges, restrictions and conditions attaching to the Class B Shares are as follows:

Voting

(1) The Class B Shares shall carry and be entitled to twenty (20) votes per share at all meetings of the shareholders of the Corporation, except a class or series meeting of the holders of a particular class or series of shares other than the Class B Shares.

Dividends

(2) The holders of the Class B Shares shall be entitled to receive such dividends as may be declared thereon by the Board. Subject to paragraph B(3) below, each Class B Share shall participate equally as to dividends with each Class A Subordinate Voting Share without preference, priority or distinction. No dividend shall at any time be declared or set aside or paid on the Class B Shares unless, on the same date, a dividend in the same amount per share or identical property of equal value per share, as the case may be, is declared to be payable on the Class A Subordinate Voting Shares, which dividend shall be payable on the same date as that declared on the Class B Shares. The holders of the Class B Shares shall not be entitled to any dividends other than or in excess of the dividends hereinbefore provided for in this paragraph B(2).

Stock Dividends

(3) Notwithstanding the provisions of paragraph B(2) above contemplating the declaration or payment of dividends in identical property, the Board may, in declaring simultaneous dividends on both the Class A Subordinate Voting Shares and the Class B Shares, cause the dividend on the Class A Subordinate Voting Shares to be payable in Class A Subordinate Voting Shares and the dividend on the Class B Shares to be payable in Class A Subordinate Voting Shares or in Class B Shares, but no dividend payable in Class B Shares may be declared on the Class A Subordinate Voting Shares.

Subdivision or Consolidation

(4) Neither the Class B Shares nor the Class A Subordinate Voting Shares shall be subdivided, consolidated, reclassified or otherwise changed unless, contemporaneously therewith, the other class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Dissolution

(5) In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, all the property and assets of the Corporation available for distribution to the holders of the Class B Shares or the Class A Subordinate Voting Shares shall be paid or distributed equally, share for share, to the holders of the Class B Shares and the Class A Subordinate Voting Shares, respectively, without preference or priority.

Conversion Right

(6) The Class B Shares, or any of them, may, upon and subject to the terms and conditions hereinafter set forth, be converted at any time by the holder or holders thereof into fully-paid and non-assessable Class A Subordinate Voting Shares of the Corporation on the basis of one (1) Class A Subordinate Voting Share for each Class B Share; provided, however, that in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, such right of conversion shall cease and expire at noon on the business day next preceding the date of such liquidation, dissolution or winding-up.

Conversion Procedure

(7) A holder of the Class B Shares desiring to convert some or all of his Class B Shares into Class A Subordinate Voting Shares in accordance with the foregoing shall surrender the certificate or certificates representing the Class B Shares which such holder desires to be converted to the Corporation at its registered office or to the transfer agent, if any, for the time being of the Class B Shares, together with a written request for such conversion in such form and with such verification of signature, as the Board may from time to time require.

Issuance of Class B Shares

(8) The Board shall not authorize the issuance of any Class B Shares (other than in connection with a stock dividend) without the prior approval of the holders of the Class B Shares given by ordinary resolution, voting as a separate class.

Amendment

(9) The Articles of the Corporation may be amended to add, delete or vary any right, privilege, restriction or condition attaching to the Class B Shares or to create shares ranking in priority to or on a parity with the Class B Shares, but only with the approval of the holders of the Class B Shares given in writing by the holders of all of the outstanding Class B Shares or by a resolution authorized by at least two-thirds (2/3's) of the votes cast at a separate class meeting of the holders of the Class B Shares duly called and held for that purpose upon not less than twenty-one (21) days' notice, such meeting to be held and such notice to be given in accordance with the by-laws of the Corporation in that regard, provided that each holder of a Class B Share shall be entitled to twenty (20) votes at such meeting in respect of each Class B Share held by such holder.

Any approval given as aforesaid shall be in addition to any other consent or approval required by the Business Corporations Act (Ontario).

C. The rights, privileges, restrictions and conditions attaching to the Preferred Shares issuable in series are as follows:

Authority of Directors

(1) The Preferred Shares may at any time or from time to time be issued in one (1) or more series. Subject to the filing of articles of amendment and the issuance of a certificate of amendment in respect thereof, the Board may (subject as hereinafter provided), by resolution from time to time before the issue thereof, fix the number of shares in and determine the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of each series, including, without limiting the generality of the foregoing, the rate or amount of or method of calculating dividends, the date(s) of payment thereof, the redemption and/or purchase price(s) and terms and conditions of redemption and/or purchase, voting rights (if any), conversion rights (if any) and any sinking fund or other provisions.

Ranking

(2) Each series of the Preferred Shares shall be entitled to preference over the Class A Subordinate Voting Shares and the Class B Shares of the Corporation and any other shares ranking junior to the Preferred Shares with respect to payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and may also be given such other preferences over the Class A Subordinate Voting Shares and the Class B Shares of the Corporation and any other shares ranking junior to the Preferred Shares as may be determined as to the respective series authorized to be issued.

Equal Ranking of Series

(3) The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

Non-Voting

(4) Except as otherwise provided in the rights, privileges, restrictions and conditions attaching to a particular series of Preferred Shares, the holders of the Preferred Shares shall not be entitled, as such, to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Creation of Additional Classes of Shares

(5) No shares of a class ranking prior to or on a parity with the Preferred Shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs may be created without the approval of the holders of the Preferred Shares given in accordance with paragraph C(7) below.

Amendment

(6) The Articles of the Corporation may be amended to add, delete or vary any right, privilege, restriction or condition attaching to the Preferred Shares or any series thereof, but only with the approval of the holders of the Preferred Shares or the particular series thereof, as the case may be, given in accordance with paragraph C(7) below.

Approval

(7) The approval of the holders of the Preferred Shares or any series thereof, as the case may be, as to any matter requiring such approval shall be sufficiently given if it has been given in writing by the holders of all of the outstanding Preferred Shares or the particular series thereof or by a resolution authorized by at least two-thirds (2/3's) of the votes cast at a separate class or series meeting, as the case may be, of the holders of the Preferred Shares or the particular series thereof duly called and held for that purpose upon not less than twenty-one (21) days' notice, such meeting to be held and such notice to be given in accordance with the by-laws of the Corporation in that regard, provided that each holder of a Preferred Share or the particular series thereof shall be entitled to one (1) vote at such meeting in respect of each Preferred Share or the particular series thereof held by such holder. Any approval given as aforesaid shall be in addition to any other consent or approval required by the Business Corporations Act (Ontario).

D. One Million, One Hundred and Twenty-Five Thousand (1,125,000) Preferred Shares of the Corporation are hereby fixed as a series of Preferred Shares and designated Preferred Shares, Series 1 (hereinafter referred to as the "Series 1 Shares"). The rights, privileges, restrictions and conditions attaching to the Series 1 Shares shall, in addition to and subject to the rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class, be as follows:

Dividends

(1) (a) The holders of the Series 1 Shares shall, in priority to the Class A Subordinate Voting Shares, the Class B Shares and any other shares ranking junior to the Series 1 Shares, but subject to the preferential rights attaching to any shares ranking in priority to the Series 1 Shares, be entitled to receive and the Corporation shall pay thereon, as and when declared by the Board out of the assets of the Corporation properly applicable to the payment of dividends, fixed preferential non-cumulative cash dividends at the rate of Five United States Dollars (U.S.$5.00) per share per annum payable in respect of each fiscal quarter of the Corporation on such date or dates as may be specified by the Board (with such dividends commencing to accrue, on a daily basis, from the date that the Series 1 Shares are issued). If, within ninety (90) days after the expiration of any of the first three (3) fiscal quarters of the Corporation or within one hundred and twenty (120) days after the expiration of the fourth (4th) fiscal quarter, the Board, in its discretion, shall not declare the said dividends or any part thereof on the Series 1 Shares for the particular fiscal quarter, then the rights of the holders of the Series 1 Shares to such dividends, or to any undeclared part thereof, for such fiscal quarter shall be forever extinguished. The holders of the Series 1 Shares shall not be entitled to any dividends other than or in excess of the preferential non-cumulative cash dividends hereinbefore provided for.

(b) No dividends shall at any time be declared or set aside or paid on the Class A Subordinate Voting Shares, the Class B Shares or any other shares ranking junior to the Series 1 Shares in any fiscal quarter of the Corporation unless and until the full amount of the preferential non-cumulative cash dividends on the Series 1 Shares outstanding (as provided for in subparagraph D(1)(a) above) in respect of such fiscal quarter have been duly declared and paid or set aside for payment.

(c) Cheques of the Corporation, payable at par at any branch of the Corporation's bankers for the time being in Canada, shall be issued in respect of such preferential non-cumulative cash dividends to the holders of the Series 1 Shares entitled thereto. The mailing of such cheques to each registered holder of the Series 1 Shares at his address as it appears on the records of the Corporation or, in the event of the address of any such shareholder not so appearing, then to the last known address of such shareholder, shall satisfy and discharge all liability for such dividends to the extent of the amount represented thereby (plus any tax required to be deducted or withheld therefrom), unless such cheques are not paid on due presentation.

Dissolution

(2) In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, subject to the preferential rights attaching to any shares ranking in priority to the Series 1 Shares, the holders of the Series 1 Shares shall be entitled to receive One Hundred United States Dollars (U.S.$100.00) per share, together with all declared and unpaid dividends thereon, in respect of each Series 1 Share held by them respectively, before any amount is paid or any property or assets of the Corporation is distributed to the holders of the Class A Subordinate Voting Shares, the Class B Shares or any other shares ranking junior to the Series 1 Shares. After payment to the holders of the Series 1 Shares of the amounts so payable to them, such holders shall not be entitled to share in any further distribution of the property or assets of the Corporation.

Purchase for Cancellation

(3) Subject to the provisions of the Business Corporations Act (Ontario) regarding the right of the Corporation to make any payment to purchase any of its shares, commencing December 31, 2005, the Corporation shall, at any time or from time to time, be entitled to purchase for cancellation all or any part of the Series 1 Shares outstanding by invitation for tenders addressed to the holders of record of the Series 1 Shares, at the lowest price or prices at which, in the opinion of the Board, such shares are obtainable. If, upon any such invitation for tenders, the Corporation receives tenders for Series 1 Shares at a particular price in an aggregate number which, together with the number of Series 1 Shares tendered at a lower price or prices, is greater than the number of Series 1 Shares for which the Corporation is prepared to accept tenders, the Series 1 Shares to be purchased at such particular price shall be selected from the shares offered at such price as nearly as may be pro rata (disregarding fractions) according to the number of Series 1 Shares offered in each such tender, in such manner as the Board shall determine.

Redemption by the Corporation

(4) (a) Subject to the provisions of the Business Corporations Act (Ontario) regarding the right of the Corporation to make any payment to redeem any of its shares, commencing December 31, 2005, the Corporation shall, at any time or from time to time at its option, upon giving notice or upon the waiver of such notice as hereinafter provided, be entitled to redeem the whole or any part of the then outstanding Series 1 Shares, on payment for each share to be redeemed of the redemption price of One Hundred United States Dollars (U.S.$100.00), together with all declared and unpaid dividends thereon, the whole constituting and referred to herein as the "Series 1 Redemption Price".

(b) If less than all of the outstanding Series 1 Shares are to be redeemed, the shares to be redeemed shall be selected as nearly as may be pro rata, disregarding fractions, by lot or in such other manner as the Board, in its sole discretion, shall determine.

Redemption Procedure

(5) In any case of redemption of Series 1 Shares under the provisions of paragraph D(4) above, unless all the holders of the Series 1 Shares shall have waived notice of such redemption by a written waiver specifying the date on which such redemption is to take place, the Corporation shall at least thirty (30) days before the date specified for redemption, mail, or at least ten (10) days before the date specified for redemption, deliver, to each person who at the date of mailing or the date of delivery is a registered holder of the Series 1 Shares to be redeemed, a notice in writing of the intention of the Corporation to redeem such Series 1 Shares. Such notice, if mailed, shall be mailed in a prepaid letter addressed to each such shareholder at his address as it appears on the records of the Corporation or, in the event of the address of any such shareholder not so appearing, then to the last known address of such shareholder; provided, however, that the accidental failure or omission to give any such notice to one (1) or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the Series 1 Redemption Price and the date on which redemption is to take place, and, if part only of the Series 1 Shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed. On or after the date so specified for redemption, the Corporation shall pay or cause to be paid, to or to the order of the registered holders of the Series 1 Shares so called for redemption, the Series 1 Redemption Price of such shares on presentation and surrender, at the registered office of the Corporation or any other place designated in such notice, of the certificates representing the Series 1 Shares so called for redemption. Such payment shall be made by cheque(s) payable at par at any branch of the Corporation's bankers for the time being in Canada. If a part only of the Series 1 Shares represented by any certificate is redeemed, a new certificate or certificates for those Series 1 Shares not redeemed shall be issued at the expense of the Corporation. From and after the date specified for redemption in any such notice, the Series 1 Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, unless payment of the Series 1 Redemption Price is not made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders of the said Series 1 Shares shall remain unaffected. The Corporation shall have the right, at any time after the mailing or delivery of the notice of its intention to redeem any Series 1 Shares as aforesaid, to deposit the Series 1 Redemption Price for each of the Series 1 Shares so called for redemption or of such of the said shares represented by certificates as have not, at the date of such deposit, been presented and surrendered by the holders thereof in connection with such redemption, to a special account in a chartered bank or any trust company in Canada named in such notice, to be paid, without interest, to or to the order of the respective holders of such Series 1 Shares called for redemption, upon presentation and surrender to such bank or trust company of the certificates representing the same, and upon such deposit being made or upon the date specified for redemption in such notice, whichever is later, the Series 1 Shares in respect of which such deposit shall have been made shall be redeemed, and the rights of the holders thereof, after such deposit or such redemption date, as the case may be, shall be limited to receiving, without interest, their proportionate part of the total Series 1 Redemption Price so deposited against presentation and surrender of the said certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation.

Redemption at the Option of the Holders of the Series 1 Shares

(6) (a) Subject to the provisions of the Business Corporations Act (Ontario) regarding the right of the Corporation to make any payment to redeem any of its shares, commencing December 31, 2003, every registered holder of Series 1 Shares shall at any time or from time to time at his option and in the manner hereinafter provided, be entitled to require the Corporation to redeem the whole or any part of the Series 1 Shares registered in the name of such holder on the books of the Corporation, on payment for each share to be redeemed of the Series 1 Redemption Price therefor.

(b) A registered holder of such Series 1 Shares to be redeemed shall tender to the Corporation, at its registered office, a request in writing specifying (i) that such holder desires to have the whole or any part of the Series 1 Shares registered in such holder's name redeemed by the Corporation, and (ii) the business day, which shall be not less than twenty (20) days nor more than forty (40) days after the day on which the request in writing is given to the Corporation (unless otherwise permitted by the Board), on which the holder desires to have the Corporation redeem such shares (the "Retraction Date"), together with the share certificate or certificates, if any, representing the Series 1 Shares which the registered holder desires to have the Corporation redeem.

(c) Upon receipt of such request and such share certificate or certificates, if any, the Corporation shall, on the Retraction Date, redeem such Series 1 Shares by paying to or to the order of such registered holder an amount per share being redeemed equal to the Series 1 Redemption Price thereof. Such payment shall be made by the delivery to such holder of a cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. If a part only of the Series 1 Shares represented by any certificate is redeemed, a new certificate or certificates for those Series 1 Shares not redeemed shall be issued at the expense of the Corporation.

(d) The said Series 1 Shares shall be redeemed on the Retraction Date and, thereafter, such shares shall cease to be entitled to dividends and the holder thereof shall not be entitled to exercise any of the rights of a shareholder in respect thereof, unless payment of the Series 1 Redemption Price is not made on the Retraction Date, in which case the rights of the holder of the said Series 1 Shares shall remain unaffected.

(e) If the redemption by the Corporation on any Retraction Date of all of the Series 1 Shares required to be redeemed on such date would be contrary to applicable law, the Corporation shall, subject to the prior rights of the holders of shares of any class ranking prior to the Series 1 Shares, if any, be obligated to redeem only the maximum number of Series 1 Shares (rounded to the next lower multiple of 100 shares) which the Corporation determines it is then permitted to redeem, such redemptions to be made pro rata (disregarding fractions of shares) according to the number of Series 1 Shares required by each such registered holder to be redeemed by the Corporation and taking into account, if applicable, any obligation which the Corporation is then under to redeem any shares of any other series of Preferred Shares. The Corporation shall, at its expense, issue a new certificate or certificates representing the Series 1 Shares not redeemed, and the Corporation shall redeem, on the second day of January, April, July and October of each calendar year thereafter, the maximum number of such Series 1 Shares (rounded, except for the final redemption of any number of shares of less than 100, to the next lower multiple of 100 shares) which the Corporation determines it is then so permitted to redeem, and so on until all Series 1 Shares so required to be redeemed have been redeemed. If the Corporation has acted in good faith in making any such determination, the Corporation shall have no liability in the event that any such determination is inaccurate. The inability of the Corporation to effect a redemption in whole on the particular Retraction Date or a subsequent redemption date thereafter shall not affect or limit the obligation of the Corporation to pay any dividends declared and payable on, or the rights of the respective holders thereof to exercise the rights attaching to, the Series 1 Shares from time to time not redeemed and remaining outstanding.

Non-Voting

(7) Subject to paragraphs D(9) and/or D(10) below, the holders of the Series 1 Shares shall not be entitled, as such, to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Conversion Right

(8) (a) The Series 1 Shares, or any of them may, upon and subject to the terms and conditions hereinafter set forth, be converted at any time by the holder or holders thereof into fully-paid and non-assessable Class A Subordinate Voting Shares of the Corporation at a conversion price in United States dollars equal to fifteen dollars and nine cents (U.S.$15.09) per Class A Subordinate Share, subject to adjustment, if applicable, in accordance with subparagraph D(8)(c) below (the "Series 1 Conversion Price"); provided, however that in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, such right of conversion shall cease and expire at noon on the business day next preceding the date of such liquidation, dissolution or winding-up. The number of Class A Subordinate Voting Shares issuable upon conversion of a Series 1 Share shall be computed by determining the amount obtained when the number of Series 1 Shares to be converted is multiplied by One Hundred United States Dollars (U.S.$100.00) and dividing such amount by the Series 1 Conversion Price. Upon such conversion, any fraction resulting from such division shall be disregarded, and the Corporation shall pay the holder an amount of money equal to that fraction of the Series 1 Conversion Price.

(b) For purposes of this paragraph D(8), each reference to one (1) or more "Class A Subordinate Voting Shares" shall be construed as including, where appropriate, any other security or securities of the Corporation which a registered holder of Series 1 Shares may be entitled to receive on conversion of such Series 1 Shares.

(c) In the event of any subdivision or redivision of the Class A Subordinate Voting Shares into a greater aggregate number of Class A Subordinate Voting Shares or any consolidation of the Class A Subordinate Voting Shares into a lesser aggregate number of Class A Subordinate Voting Shares, or, in the event that the Corporation pays any dividend on or makes any other distribution in respect of the Class A Subordinate Voting Shares payable in Class A Subordinate Voting Shares (other than a stock dividend paid in Class A Subordinate Voting Shares in lieu of a cash dividend otherwise payable to the holders of the Class A Subordinate Voting Shares in the ordinary course), the Series 1 Conversion Price in effect on the effective date of any such subdivision, redivision or consolidation, or on the record date for the payment of such dividend or other distribution, shall be changed to bear the same relationship as the aggregate number of Class A Subordinate Voting Shares outstanding immediately prior to such subdivision, redivision, consolidation, dividend or other distribution bears to the number of Class A Subordinate Voting Shares outstanding immediately after such subdivision, redivision, consolidation, dividend or other distribution.

(d) In the event that at any time the Corporation pays any dividend on its Class A Subordinate Voting Shares in securities of the Corporation other than Class A Subordinate Voting Shares (herein called the "Dividend Securities"), the Corporation shall deliver, at the time of the exercise thereafter of the right of conversion by the registered holder(s) of the Series 1 Shares, such Dividend Securities as such registered holder(s) would have been entitled to receive if, at the record date of such dividend, such registered holder(s) had held the number of Class A Subordinate Voting Shares into which, at the time of such exercise, the number of Series 1 Shares are converted.

(e) In the event of any amalgamation or merger of the Corporation with any other company or corporation as a result of which the Class A Subordinate Voting Shares of the Corporation are converted into or exchanged for some other securities in the amalgamated corporation, the amalgamated corporation shall deliver, at the time of the exercise thereafter of the right of conversion by the registered holder(s) of the Series 1 Shares, the same number of such other securities as such registered holder(s) would have been entitled to receive if, immediately prior to such amalgamation or merger, such registered holder(s) had held the number of Class A Subordinate Voting Shares into which, at the time of such exercise, the number of Series 1 Shares are converted.

(f) In the event of the reorganization or reclassification of the Corporation's share capital (which term shall be deemed not to include any increase in the authorized share capital of the Corporation) as a result of which the Class A Subordinate Voting Shares of the Corporation are reclassified as some other class of securities of the Corporation (herein called the "New Securities"), the Corporation shall deliver, at the time of the exercise thereafter of the right of conversion by the registered holder(s) of the Series 1 Shares, the same number of such New Securities as such registered holder(s) would have been entitled to receive if, immediately prior to such reorganization or reclassification, such registered holder(s) had held the number of Class A Subordinate Voting Shares into which, at the time of such exercise, the number of Series 1 Shares are converted.

(g) A holder of the Series 1 Shares desiring to convert some or all of his Series 1 Shares into Class A Subordinate Voting Shares in accordance with the foregoing shall surrender the certificate or certificates representing the Series 1 Shares which such holder desires to be converted to the Corporation at its registered office or to the transfer agent, if any, for the time being of the Series 1 Shares, together with a written request for such conversion in such form and with such verification of signature, as the Board (and, if applicable, the transfer agent) may from time to time require. The conversion shall be deemed to take effect as of the date upon which the said certificate or certificates are surrendered to the Corporation at its registered office or to the transfer agent, as the case may be, accompanied by the said written request, unless such date is a Saturday, Sunday or a statutory holiday, in which event, it shall take effect on the next business day. Upon such conversion, the Corporation shall issue or cause to be issued to the registered holder a certificate or certificates representing fully paid and non-assessable Class A Subordinate Voting Shares upon the basis aforesaid and in accordance with the provisions hereof. If a part only of the Series 1 Shares represented by any certificate is converted, a certificate for those Series 1 Shares not converted shall be issued at the expense of the Corporation. There shall be no payment or adjustment on account of any declared and unpaid dividends on the Series 1 Shares converted or on account of any dividends on the Class A Subordinate Voting Shares resulting from such conversion.

Amendment

(9) The Articles of the Corporation may be amended to add, delete or vary any right, privilege, restriction or condition attaching to the Series 1 Shares as a separate series of Preferred Shares, or to create shares of a class ranking prior to or on a parity with the Preferred Shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, but only with the approval of the holders of the Series 1 Shares given in accordance with paragraph D(10) below.

Approval

(10) The approval of the holders of the Series 1 Shares as to any matter requiring such approval shall be sufficiently given if it has been given in writing by the holders of all of the outstanding Series 1 Shares or by a resolution authorized by at least two-thirds (2/3's) of the votes cast at a separate series meeting of the holders of the Series 1 Shares duly called and held for that purpose upon not less than twenty-one (21) days' notice, such meeting to be held and such notice to be given in accordance with the by-laws of the Corporation in that regard, provided that each holder of a Series 1 Share shall be entitled to one (1) vote at such meeting in respect of each Series 1 Share held by such holder. Any approval given as aforesaid shall be in addition to any other consent or approval required by the Business Corporations Act (Ontario).

Reduction of Authorized Capital

(11) The number of Series 1 Shares which the Corporation is authorized to issue shall be reduced by the number of Series 1 Shares redeemed, purchased for cancellation or converted into Class A Subordinate Voting Shares from time to time.

E. One Million, One Hundred and Twenty-Five Thousand (1,125,000) Preferred Shares of the Corporation are hereby fixed as a series of Preferred Shares and designated Preferred Shares, Series 2 (hereinafter referred to as the "Series 2 Shares"). The rights, privileges, restrictions and conditions attaching to the Series 2 Shares shall, in addition to and subject to the rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class, be as follows:

Dividends

(1) (a) The holders of the Series 2 Shares shall, in priority to the Class A Subordinate Voting Shares, the Class B Shares and any other shares ranking junior to the Series 2 Shares, but subject to the preferential rights attaching to any shares ranking in priority to the Series 2 Shares, be entitled to receive and the Corporation shall pay thereon, as and when declared by the Board out of the assets of the Corporation properly applicable to the payment of dividends, fixed preferential non-cumulative cash dividends at the rate of Five United States Dollars (U.S.$5.00) per share per annum payable in respect of each fiscal quarter of the Corporation on such date or dates as may be specified by the Board (with such dividends commencing to accrue, on a daily basis, from the date that the Series 2 Shares are issued). If, within ninety (90) days after the expiration of any of the first three (3) fiscal quarters of the Corporation or within one hundred and twenty (120) days after the expiration of the fourth (4th) fiscal quarter, the Board, in its discretion, shall not declare the said dividends or any part thereof on the Series 2 Shares for the particular fiscal quarter, then the rights of the holders of the Series 2 Shares to such dividends, or to any undeclared part thereof, for such fiscal quarter shall be forever extinguished. The holders of the Series 2 Shares shall not be entitled to any dividends other than or in excess of the preferential non-cumulative cash dividends hereinbefore provided for.

(b) No dividends shall at any time be declared or set aside or paid on the Class A Subordinate Voting Shares, the Class B Shares or any other shares ranking junior to the Series 2 Shares in any fiscal quarter of the Corporation unless and until the full amount of the preferential non-cumulative cash dividends on the Series 2 Shares outstanding (as provided for in subparagraph E(1)(a) above) in respect of such fiscal quarter have been duly declared and paid or set aside for payment.

(c) Cheques of the Corporation, payable at par at any branch of the Corporation's bankers for the time being in Canada, shall be issued in respect of such preferential non-cumulative cash dividends to the holders of the Series 2 Shares entitled thereto. The mailing of such cheques to each registered holder of the Series 2 Shares at his address as it appears on the records of the Corporation or, in the event of the address of any such shareholder not so appearing, then to the last known address of such shareholder, shall satisfy and discharge all liability for such dividends to the extent of the amount represented thereby (plus any tax required to be deducted or withheld therefrom), unless such cheques are not paid on due presentation.

Dissolution

(2) In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, subject to the preferential rights attaching to any shares ranking in priority to the Series 2 Shares, the holders of the Series 2 Shares shall be entitled to receive One Hundred United States Dollars (U.S.$100.00) per share, together with all declared and unpaid dividends thereon, in respect of each Series 2 Share held by them respectively, before any amount is paid or any property or assets of the Corporation is distributed to the holders of the Class A Subordinate Voting Shares, the Class B Shares or any other shares ranking junior to the Series 2 Shares. After payment to the holders of the Series 2 Shares of the amounts so payable to them, such holders shall not be entitled to share in any further distribution of the property or assets of the Corporation.

Purchase for Cancellation

(3) Subject to the provisions of the Business Corporations Act (Ontario) regarding the right of the Corporation to make any payment to purchase any of its shares, commencing December 31, 2005, the Corporation shall at any time or from time to time, be entitled to purchase for cancellation all or any part of the Series 2 Shares outstanding by invitation for tenders addressed to the holders of record of the Series 2 Shares, at the lowest price or prices at which, in the opinion of the Board, such shares are obtainable. If, upon any such invitation for tenders, the Corporation receives tenders for Series 2 Shares at a particular price in an aggregate number which, together with the number of Series 2 Shares tendered at a lower price or prices, is greater than the number of Series 2 Shares for which the Corporation is prepared to accept tenders, the Series 2 Shares to be purchased at such particular price shall be selected from the shares offered at such price as nearly as may be pro rata (disregarding fractions) according to the number of Series 2 Shares offered in each such tender, in such manner as the Board shall determine.

Redemption by the Corporation

(4) (a) Subject to the provisions of the Business Corporations Act (Ontario) regarding the right of the Corporation to make any payment to redeem any of its shares, commencing December 31, 2005, the Corporation shall, at any time or from time to time at its option, upon giving notice or upon the waiver of such notice as hereinafter provided, be entitled to redeem the whole or any part of the then outstanding Series 2 Shares, on payment for each share to be redeemed of the redemption price of One Hundred United States Dollars (U.S.$100.00), together with all declared and unpaid dividends thereon, the whole constituting and referred to herein as the "Series 2 Redemption Price".

(b) If less than all of the outstanding Series 2 Shares are to be redeemed, the shares to be redeemed shall be selected as nearly as may be pro rata, disregarding fractions, by lot or in such other manner as the Board, in its sole discretion, shall determine.

Redemption Procedure

(5) In any case of redemption of Series 2 Shares under the provisions of paragraph E(4) above, unless all the holders of the Series 2 Shares shall have waived notice of such redemption by a written waiver specifying the date on which such redemption is to take place, the Corporation shall at least thirty (30) days before the date specified for redemption, mail, or at least ten (10) days before the date specified for redemption, deliver, to each person who at the date of mailing or the date of delivery is a registered holder of the Series 2 Shares to be redeemed, a notice in writing of the intention of the Corporation to redeem such Series 2 Shares. Such notice, if mailed, shall be mailed in a prepaid letter addressed to each such shareholder at his address as it appears on the records of the Corporation or, in the event of the address of any such shareholder not so appearing, then to the last known address of such shareholder; provided, however, that the accidental failure or omission to give any such notice to one (1) or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the Series 2 Redemption Price and the date on which redemption is to take place, and, if part only of the Series 2 Shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed. On or after the date so specified for redemption, the Corporation shall pay or cause to be paid, to or to the order of the registered holders of the Series 2 Shares so called for redemption, the Series 2 Redemption Price of such shares on presentation and surrender, at the registered office of the Corporation or any other place designated in such notice, of the certificates representing the Series 2 Shares so called for redemption. Such payment shall be made by cheque(s) payable at par at any branch of the Corporation's bankers for the time being in Canada. If a part only of the Series 2 Shares represented by any certificate is redeemed, a new certificate or certificates for those Series 2 Shares not redeemed shall be issued at the expense of the Corporation. From and after the date specified for redemption in any such notice, the Series 2 Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, unless payment of the Series 2 Redemption Price is not made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders of the said Series 2 Shares shall remain unaffected. The Corporation shall have the right, at any time after the mailing or delivery of the notice of its intention to redeem any Series 2 Shares as aforesaid, to deposit the Series 2 Redemption Price for each of the Series 2 Shares so called for redemption or of such of the said shares represented by certificates as have not, at the date of such deposit, been presented and surrendered by the holders thereof in connection with such redemption, to a special account in a chartered bank or any trust company in Canada named in such notice, to be paid, without interest, to or to the order of the respective holders of such Series 2 Shares called for redemption, upon presentation and surrender to such bank or trust company of the certificates representing the same, and upon such deposit being made or upon the date specified for redemption in such notice, whichever is later, the Series 2 Shares in respect of which such deposit shall have been made shall be redeemed, and the rights of the holders thereof, after such deposit or such redemption date, as the case may be, shall be limited to receiving, without interest, their proportionate part of the total Series 2 Redemption Price so deposited against presentation and surrender of the said certificates held by them respectively. Any interest allowed on any such deposit shall belong to the Corporation.

Redemption at the Option of the Holders of the Series 2 Shares

(6) (a) Subject to the provisions of the Business Corporations Act (Ontario) regarding the right of the Corporation to make any payment to redeem any of its shares, commencing December 31, 2004, every registered holder of Series 2 Shares shall at any time or from time to time at his option and in the manner hereinafter provided, be entitled to require the Corporation to redeem the whole or any part of the Series 2 Shares registered in the name of such holder on the books of the Corporation, on payment for each share to be redeemed of the Series 2 Redemption Price therefor.

(b) A registered holder of such Series 2 Shares to be redeemed shall tender to the Corporation, at its registered office, a request in writing specifying (i) that such holder desires to have the whole or any part of the Series 2 Shares registered in such holder's name redeemed by the Corporation, and (ii) the business day, which shall be not less than twenty (20) days nor more than forty (40) days after the day on which the request in writing is given to the Corporation (unless otherwise permitted by the Board), on which the holder desires to have the Corporation redeem such shares (the "Retraction Date"), together with the share certificate or certificates, if any, representing the Series 2 Shares which the registered holder desires to have the Corporation redeem.

(c) Upon receipt of such request and such share certificate or certificates, if any, the Corporation shall, on the Retraction Date, redeem such Series 2 Shares by paying to or to the order of such registered holder an amount per share being redeemed equal to the Series 2 Redemption Price thereof. Such payment shall be made by the delivery to such holder of a cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. If a part only of the Series 2 Shares represented by any certificate is redeemed, a new certificate or certificates for those Series 2 Shares not redeemed shall be issued at the expense of the Corporation.

(d) The said Series 2 Shares shall be redeemed on the Retraction Date and, thereafter, such shares shall cease to be entitled to dividends and the holder thereof shall not be entitled to exercise any of the rights of a shareholder in respect thereof, unless payment of the Series 2 Redemption Price is not made on the Retraction Date, in which case the rights of the holder of the said Series 2 Shares shall remain unaffected.

(e) If the redemption by the Corporation on any Retraction Date of all of the Series 2 Shares required to be redeemed on such date would be contrary to applicable law, the Corporation shall, subject to the prior rights of the holders of shares of any class ranking prior to the Series 2 Shares, if any, be obligated to redeem only the maximum number of Series 2 Shares (rounded to the next lower multiple of 100 shares) which the Corporation determines it is then permitted to redeem, such redemptions to be made pro rata (disregarding fractions of shares) according to the number of Series 2 Shares required by each such registered holder to be redeemed by the Corporation and taking into account, if applicable, any obligation which the Corporation is then under to redeem any shares of any other series of Preferred Shares. The Corporation shall, at its expense, issue a new certificate or certificates representing the Series 2 Shares not redeemed, and the Corporation shall redeem, on the second day of January, April, July and October of each calendar year thereafter, the maximum number of such Series 2 Shares (rounded, except for the final redemption of any number of shares of less than 100, to the next lower multiple of 100 shares) which the Corporation determines it is then so permitted to redeem, and so on until all Series 2 Shares so required to be redeemed have been redeemed. If the Corporation has acted in good faith in making any such determination, the Corporation shall have no liability in the event that any such determination is inaccurate. The inability of the Corporation to effect a redemption in whole on the particular Retraction Date or a subsequent redemption date thereafter shall not affect or limit the obligation of the Corporation to pay any dividends declared and payable on, or the rights of the respective holders thereof to exercise the rights attaching to, the Series 2 Shares from time to time not redeemed and remaining outstanding.

Non-Voting

(7) Subject to paragraphs E(9) and/or E(10) below, the holders of the Series 2 Shares shall not be entitled, as such, to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Conversion Right

(8) (a) The Series 2 Shares, or any of them may, upon and subject to the terms and conditions hereinafter set forth, be converted at any time by the holder or holders thereof into fully-paid and non-assessable Class A Subordinate Voting Shares of the Corporation at a conversion price in United States dollars equal to fifteen dollars and nine cents (U.S.$15.09) per Class A Subordinate Voting Share, subject to adjustment, if applicable, in accordance with subparagraph E(8)(c) below (the "Series 2 Conversion Price"); provided, however that in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, such right of conversion shall cease and expire at noon on the business day next preceding the date of such liquidation, dissolution or winding-up. The number of Class A Subordinate Voting Shares issuable upon conversion of a Series 2 Share shall be computed by determining the amount obtained when the number of Series 2 Shares to be converted is multiplied by One Hundred United States Dollars (U.S.$100.00) and dividing such amount by the Series 2 Conversion Price. Upon such conversion, any fraction resulting from such division shall be disregarded, and the Corporation shall pay the holder an amount of money equal to that fraction of the Series 2 Conversion Price.

(b) For purposes of this paragraph E(8), each reference to one (1) or more "Class A Subordinate Voting Shares" shall be construed as including, where appropriate, any other security or securities of the Corporation which a registered holder of Series 2 Shares may be entitled to receive on conversion of such Series 2 Shares.

(c) In the event of any subdivision or redivision of the Class A Subordinate Voting Shares into a greater aggregate number of Class A Subordinate Voting Shares or any consolidation of the Class A Subordinate Voting Shares into a lesser aggregate number of Class A Subordinate Voting Shares, or, in the event that the Corporation pays any dividend on or makes any other distribution in respect of the Class A Subordinate Voting Shares payable in Class A Subordinate Voting Shares (other than a stock dividend paid in Class A Subordinate Voting Shares in lieu of a cash dividend otherwise payable to the holders of the Class A Subordinate Voting Shares in the ordinary course), the Series 2 Conversion Price in effect on the effective date of any such subdivision, redivision or consolidation, or on the record date for the payment of such dividend or other distribution, shall be changed to bear the same relationship as the aggregate number of Class A Subordinate Voting Shares outstanding immediately prior to such subdivision, redivision, consolidation, dividend or other distribution bears to the number of Class A Subordinate Voting Shares outstanding immediately after such subdivision, redivision, consolidation, dividend or other distribution.

(d) In the event that at any time the Corporation pays any dividend on its Class A Subordinate Voting Shares in securities of the Corporation other than Class A Subordinate Voting Shares (herein called the "Dividend Securities"), the Corporation shall deliver, at the time of the exercise thereafter of the right of conversion by the registered holder(s) of the Series 2 Shares, such Dividend Securities as such registered holder(s) would have been entitled to receive if, at the record date of such dividend, such registered holder(s) had held the number of Class A Subordinate Voting Shares into which, at the time of such exercise, the number of Series 2 Shares are converted.

(e) In the event of any amalgamation or merger of the Corporation with any other company or corporation as a result of which the Class A Subordinate Voting Shares of the Corporation are converted into or exchanged for some other securities in the amalgamated corporation, the amalgamated corporation shall deliver, at the time of the exercise thereafter of the right of conversion by the registered holder(s) of the Series 2 Shares, the same number of such other securities as such registered holder(s) would have been entitled to receive if, immediately prior to such amalgamation or merger, such registered holder(s) had held the number of Class A Subordinate Voting Shares into which, at the time of such exercise, the number of Series 2 Shares are converted.

(f) In the event of the reorganization or reclassification of the Corporation's share capital (which term shall be deemed not to include any increase in the authorized share capital of the Corporation) as a result of which the Class A Subordinate Voting Shares of the Corporation are reclassified as some other class of securities of the Corporation (herein called the "New Securities"), the Corporation shall deliver, at the time of the exercise thereafter of the right of conversion by the registered holder(s) of the Series 2 Shares, the same number of such New Securities as such registered holder(s) would have been entitled to receive if, immediately prior to such reorganization or reclassification, such registered holder(s) had held the number of Class A Subordinate Voting Shares into which, at the time of such exercise, the number of Series 2 Shares are converted.

(g) A holder of the Series 2 Shares desiring to convert some or all of his Series 2 Shares into Class A Subordinate Voting Shares in accordance with the foregoing shall surrender the certificate or certificates representing the Series 2 Shares which such holder desires to be converted to the Corporation at its registered office or to the transfer agent, if any, for the time being of the Series 2 Shares, together with a written request for such conversion in such form and with such verification of signature, as the Board (and, if applicable, the transfer agent) may from time to time require. The conversion shall be deemed to take effect as of the date upon which the said certificate or certificates are surrendered to the Corporation at its registered office or to the transfer agent, as the case may be, accompanied by the said written request, unless such date is a Saturday, Sunday or a statutory holiday, in which event, it shall take effect on the next business day. Upon such conversion, the Corporation shall issue or cause to be issued to the registered holder a certificate or certificates representing fully paid and non-assessable Class A Subordinate Voting Shares upon the basis aforesaid and in accordance with the provisions hereof. If a part only of the Series 2 Shares represented by any certificate is converted, a certificate for those Series 2 Shares not converted shall be issued at the expense of the Corporation. There shall be no payment or adjustment on account of any declared and unpaid dividends on the Series 2 Shares converted or on account of any dividends on the Class A Subordinate Voting Shares resulting from such conversion.

Amendment

(9) The Articles of the Corporation may be amended to add, delete or vary any right, privilege, restriction or condition attaching to the Series 2 Shares as a separate series of Preferred Shares, or to create shares of a class ranking prior to or on a parity with the Preferred Shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, but only with the approval of the holders of the Series 2 Shares given in accordance with paragraph E(10) below.

Approval

(10) The approval of the holders of the Series 2 Shares as to any matter requiring such approval shall be sufficiently given if it has been given in writing by the holders of all of the outstanding Series 2 Shares or by a resolution authorized by at least two-thirds (2/3's) of the votes cast at a separate series meeting of the holders of the Series 2 Shares duly called and held for that purpose upon not less than twenty-one (21) days' notice, such meeting to be held and such notice to be given in accordance with the by-laws of the Corporation in that regard, provided that each holder of a Series 2 Share shall be entitled to one (1) vote at such meeting in respect of each Series 2 Share held by such holder. Any approval given as aforesaid shall be in addition to any other consent or approval required by the Business Corporations Act (Ontario).

Reduction of Authorized Capital

(11) The number of Series 2 Shares which the Corporation is authorized to issue shall be reduced by the number of Series 2 Shares redeemed, purchased for cancellation or converted into Class A Subordinate Voting Shares from time to time.

4.

9. The issue, transfer or ownership of shares ~~is~~/is not restricted and the restrictions (if any) are as follows:

L'émission, le transfert ou la propriété d'actions est/n'est pas restreinte. Les restrictions, s'il y a lieu, sont les suivantes:

Not Applicable.

10. Other provisions, (if any):

Autres dispositions, s'il y a lieu:

Corporate Constitution

Definitions

1. As used in these Articles, unless the context otherwise requires:

(a) "Act" means the *Business Corporations Act* (Ontario) as amended from time to time, or any statute that may be substituted therefor;

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(c) "Affiliation Agreements" means the affiliation agreements between the Corporation and any of its Subsidiaries and Magna and any of its subsidiaries (other than the Corporation and its Subsidiaries) which formalize certain aspects of the relationship between Magna and the Corporation, as such Affiliation Agreements may be amended from time to time in accordance with the terms thereof and hereof; and "affiliation fees" means the annual fees payable by the Corporation and its Subsidiaries in the Affiliation Agreements;

(d) "After Tax Profits" means the Net income or Net loss of the Corporation as set forth in its audited Consolidated Statement of Income or Loss for each Year, adjusted to deduct extraordinary gains or gains which arise from the disposal by the Corporation of existing businesses or fixed assets as set forth in its audited Consolidated Statement of Income or Loss;

(e) "Available Equity" means the total Shareholders' equity of the Corporation as set forth in its Consolidated Balance Sheet.

(f) "Corporate Management" collectively means Executive Management and any other individual employed by the Corporation that Executive Management determines from time to time to be a member of Corporate Management;

(g) "Employee Equity Participation and Profit Sharing Plan" means the deferred profit sharing plan to be established for the employees of the Corporation and its Subsidiaries, as amended from time to time, or any profit sharing plan, retirement plan or other arrangement for employees of the Corporation and/or its Subsidiaries, adopted in addition to or in substitution for the Magna deferred profit sharing plan dated January 1, 1975, which contemplates investment in whole or in part in shares of and/or participation in the profits of the Corporation;

(h) "Employee Pension Plan" means the defined benefit pension plan established for the employees of the Corporation and its Subsidiaries effective January 1, 2001, as amended from time to time, or any pension plan, retirement plan or other arrangement for employees of the Corporation and/or its Subsidiaries that is in addition to the Employee Equity Participation and Profit Sharing Plan, excluding for greater certainty any Subsidiary Employee Equity Participation and Profit Sharing Plan or any Subsidiary Employee Pension Plan.

(i) "Employee Pre-Tax Profits" means Pre-Tax Profits adjusted, to (i) either deduct the pre-tax profits or to add back the pre-tax losses of any Subsidiary which either participates in a Subsidiary Employee Equity Participation and Profit Sharing Plan or does not participate in the Employee Equity Participation and Profit Sharing Plan, such amounts to be calculated in the manner provided for in paragraph 10A hereof to the extent such amounts were included in Pre-Tax Profits; and (ii) either deduct the equity income or to add back the equity loss of the Corporation as set forth in its audited Consolidated Statement of Income or Loss to the extent such amounts were not previously included or deducted, as applicable, pursuant to sub-paragraph (i) above;

(j) "Employee Pre Tax Profits Before Profit Sharing" means an amount which is the lesser of: (i) the total of Employee Pre Tax Profits and those amounts actually deducted in calculating Employee Pre Tax Profits pursuant to paragraphs 10.A(6)(c) and (d) of these Articles (other than any such amounts deducted in respect of the Excess Amount as such term is defined in subparagraph 10.A(6)(c) of these Articles), adjusted either to add back that portion of the pre-tax profits or to deduct that portion of the pre-tax losses of Subsidiaries that participate in the Employee Equity Participation and Profit Sharing Plan to the extent such amounts were not included in Employee Pre-Tax Profits; and (ii) Pre Tax Profits Before Profit Sharing less the pre-tax profits before profit sharing of any Subsidiary which participates in a Subsidiary Employee Equity Participation and Profit Sharing Plan to the extent such amounts were included in Pre Tax Profits Before Profit Sharing.

(k) "Executive Management" means the President and Chief Executive Officer of the Corporation and any other individual employed by the Corporation that the Board determines from time to time to be a member of Executive Management;

(l) "Group Management" means any individual employed by a Group that Executive Management determines from time to time to be a member of Group Management;

(m) "Group" means those Operating Units which are formed into an operating group from time to time by Executive Management;

(n) "Investment" means direct or indirect investment of whatever kind, including, without limitation, the giving of financial assistance by means of a loan (but not including loans made at the then current market interest rates which are not in default), guarantee or otherwise;

(o) "Magna" means Magna International Inc. and its successors;

(p) "Non Participating Employees" means those current or future employees of the Corporation and its Subsidiaries who (a) do not participate in a Subsidiary Employee Equity Participation and Profit Sharing Plan and are not members of Corporate Management, Group Management or Unit Management, and (b) are eligible to participate in the Employee Pension Plan and have expressly elected not to participate in such plan.

(q) "Operating Unit" means an autonomous production, research or service facility under the control and direction of a general manager, as determined from time to time by Executive Management;

(r) "Participating Employees" means those current or future employees of the Corporation and its Subsidiaries who (a) do not participate in a Subsidiary Employee Equity Participation and Profit Sharing Plan and are not members of Corporate Management, Group Management or Unit Management and (b) either are (i) current or future employees eligible to participate in the Employee Pension Plan who have expressly elected to participate in such plan or (ii) future employees of the Corporation and its Subsidiaries who automatically are participants in the Employee Pension Plan by virtue of their employment arrangements with the Corporation or its Subsidiaries.

(s) "Pre-Tax Profits" means After-Tax Profits, adjusted to add back the provisions for income taxes and minority interests or to deduct the recoveries for income taxes and minority interests as set forth in the Corporation's audited Consolidated Statement of Income or Loss for such Year;

(t) "Pre Tax Profits Before Profit Sharing" means an amount which is the total of Pre Tax Profits, those amounts actually deducted in calculating Pre Tax Profits pursuant to paragraphs 10.A(6)(c) and (d) of these Articles (other than any such amounts deducted in respect of the Excess Amount as such term is defined in subparagraph 10.A(6)(c) of these Articles) and those amounts attributable to a Subsidiary Employee Equity Participation Plan and a Subsidiary Employee Pension Plan actually deducted by a Subsidiary in calculating the pre-tax profits of such Subsidiary;

(u) "Required Dividend" means the distribution of After-Tax Profits required to be made pursuant to paragraph 10A(5) of these Articles;

(v) "Share Capital" with respect to any Year means the arithmetic average of the stated capital attributable to Class A Subordinate Voting Shares and Class B Shares of the Corporation at the commencement of such Year and at the end of such Year;

(w) "Social Objectives" means objectives that are from time to time, in the sole opinion of the Board or Executive Management, of a political, patriotic, philanthropic, charitable, educational, scientific, artistic, social, or other useful nature to the communities in which the Corporation or its Subsidiaries operate;

(x) "Subsidiary" means any of the Corporation's subsidiaries or any body corporate, partnership or other entity in which the Corporation or its subsidiaries have a fifty per cent ownership interest or greater;

(y) "Subsidiary Employee Equity Participation and Profit Sharing Plan" means a deferred profit sharing plan, retirement plan or other arrangement for employees of a Subsidiary, adopted in addition to or in substitution of the Employee Equity Participation and Profit Sharing Plan, which contemplates investment in whole or in part in shares of and/or participation in the profits of such Subsidiary;

(z) "Subsidiary Employee Pension Plan" means any defined benefit or other pension plan, retirement plan or other arrangement for employees of any public company Subsidiary of the Corporation that is in addition to the Subsidiary Employee Equity Participation and Profit Sharing Plan of such Subsidiary.

(aa) "Unit Management" collectively means the general manager of an Operating Unit and any other individual employed by an Operating Unit that Group Management, with the approval of Executive Management, determines from time to time to be a member of Unit Management;

(bb) "Unrelated Business" means any business engaged in by the Corporation or its Subsidiaries that, at the time of Investment, does not:

(A) relate to the design, engineering, manufacture, distribution or sale of motor vehicles or motor vehicle parts, components, assemblies, modules, systems or accessories; or

(B) utilize technology, manufacturing processes, equipment or skilled personnel in a manner similar to that utilized by or under development by the Corporation; or

(C) involve the provision of products or services of whatever kind (i) to suppliers to and customers of the Corporation, and (ii) similar to those provided by suppliers to and customers of the Corporation from time to time.

Provided, however, that a business shall be deemed to cease to be an Unrelated Business if the net profits after tax of such business exceed on average 5% of the aggregate Investment of the Corporation or its Subsidiaries in such business for two (2) out of any three (3) consecutive Years subsequent to the date of such Investment; and

(cc) "Year" means the financial year of the Corporation from time to time.

Except as expressly defined in this subparagraph, those words and expressions defined in the Act shall have the same meanings when used in these Articles.

Board of Directors

2. Unless otherwise approved by ordinary resolution of the holders of the Class A Subordinate Voting Shares and the holders of the Class B Shares, each voting separately as a class:

(a) a majority of the directors of the Corporation shall be individuals who are not officers or employees of the Corporation or persons related to such officers or employees; and

(b) at least two of the directors of the Corporation shall be individuals who are not officers or employees of the Corporation or any of its Affiliates, or directors of any of the Corporation's Affiliates or persons related to any such officers, employees or directors.

Share Capital

3. No resolution of the Corporation purporting to:

(a) increase the maximum number of authorized shares of any class of shares of the Corporation; or

(b) create a new class or series of shares having voting rights of whatever kind (other than on default of payment of dividends) or having rights to participate in the profits of the Corporation in whatever manner (other than a class or series convertible into existing classes of shares or a class or series having a fixed dividend or a dividend determined without regard to profits), shall be effective unless, in addition to any other approval required by the Act, such resolution is approved by ordinary resolution of the holders of each of the Class A Subordinate Voting Shares and Class B Shares voting separately as a class.

Investment Policy

4. Unless specifically approved by ordinary resolution of the holders of each of the Class A Subordinate Voting Shares and Class B Shares voting separately as a class, the Corporation shall not make an Investment in an Unrelated Business where such Investment together with the aggregate of all other Investments in Unrelated Businesses on the date thereof exceeds twenty per cent (20%) of the Available Equity of the Corporation at the end of the fiscal quarter immediately preceding the date of the Investment.

Dividend Policy

5. Unless otherwise approved by ordinary resolution of the holders of each of the Class A Subordinate Voting Shares and Class B Shares voting separately as a class, the holders of the Class A Subordinate Voting Shares and Class B Shares shall be entitled to receive and the Corporation shall pay thereon as and when declared by the board of directors out of the moneys of the Corporation properly applicable to the payment of dividends, non-cumulative dividends in respect of each Year so that the aggregate of the dividends paid or payable in respect of such Year by the Corporation:

(a) is equal to at least ten per cent (10%) of its After-Tax Profits after providing for dividends on its preference or preferred shares, if any, for the Year; and

(b) in respect of all Years commencing after December 31, 2002, shall be at least equal to the greater of:

(i) the amount specified in the preceding subparagraph (a); and

(ii) an amount which, when added to the aggregate of such dividends paid in respect of the two (2) immediately preceding Years, equals twenty per cent (20%) of the aggregate of the After-Tax Profits, after providing for dividends on its preference shares or preferred shares, if any, for the Year and the two (2) immediately preceding Years.

For the purposes of this paragraph (5), a dividend shall be deemed to be paid in respect of the fiscal quarter immediately preceding the fiscal quarter in which such dividend is declared; provided that the Board may specify that any dividend be deemed to be paid in respect of the fiscal quarter in which it is declared or in respect of any future quarter.

Distribution Policy

6. Unless otherwise approved by ordinary resolution of the holders of each of the Class A Subordinate Voting Shares and Class B Shares voting separately as a class, the Corporation shall be required to make distributions in accordance with the following provisions:

(a) A minimum of seven per cent (7%) of Pre-Tax Profits of the Corporation for any Year shall be allocated to research and development, during the Year or the Year immediately following such Year;

(b) A maximum of two per cent (2%) of Pre-Tax Profits of the Corporation for any Year shall be allocated by the Corporation or its Affiliates to the promotion of Social Objectives, during the Year of the Year immediately following such Year;

(c) Commencing not later than the 2003 Year, ten per cent (10%) of Employee Pre Tax Profits Before Profit Sharing of the Corporation for any Year shall be allocated, distributed or deducted during the Year immediately following such Year as follows: (i) firstly, to the Employee Equity Participation and Profit Sharing Program or distributed to employees of the Corporation or its Subsidiaries who do not participate in a Subsidiary Employee Equity Participation and Profit Sharing Plan and who are not members of Corporate Management, Group Management or Unit Management, during the Year or the Year immediately following such Year; and Plan or to Participating Employees and Non Participating Employees directly in accordance with their respective entitlements pursuant to such plan or arrangement; and (ii) secondly in respect of the Corporation's obligations under the Employee Pension Plan. Notwithstanding the foregoing, the Corporation may allocate, distribute or deduct a greater amount than the amount referred above (such greater amount is defined as the "Excess Amount") to the extent that the amount available under sub-paragraph (ii), after taking into account the allocation and distribution under subparagraph (i) above, is not sufficient to satisfy the Corporation's obligations in respect of the Employee Pension Plan pursuant to the terms of the Employee Pension Plan or under applicable law.

(d) The aggregate incentive bonuses paid or payable to Corporate Management in respect of each Year of the Corporation shall not exceed an amount equal to six per cent (6%) of the Pre-Tax Profits Before Profit Sharing of the Corporation for such Year; and base salaries shall be comparable to those in industry generally. Provided, however, that Executive Management (with the approval of the Board or a duly appointed committee of the Board) shall have the right to allocate the amount to be paid to individuals within Corporate Management as well as to determine the timing and manner (whether by shares or cash or otherwise) of payment.

Affiliation Agreement

7. The Affiliation Agreements shall not be amended to increase the Affiliation Fees unless such amendment has been approved by ordinary resolution of the holders of the Class A Subordinate Voting Shares and the holders of the Class B Shares, each voting separately as a class.

Amendment of Corporate Constitution

8. No resolution purporting to amend the Articles to delete, add to or amend the provisions of this Corporate Constitution shall be effective unless such resolution is approved by ordinary resolution of the holders of the Class A Subordinate Voting Shares and the holders of the Class B Shares, each voting separately as a class.

9. Approvals

Any approval by the holders of the Class A Subordinate Voting Shares voting separately as a class as required by this Corporate Constitution shall mean the approval given by a majority of the votes cast at a meeting of such holders other than the votes attaching to the Class A Subordinate Voting Shares beneficially owned, directly or indirectly, by Magna or any of its Affiliates or by any person who, by agreement, is acting jointly with Magna or any such Affiliate, or over which Magna, any of its Affiliates or any such person exercises direct or indirect control or direction. Any such approval given as aforesaid shall be in addition to any other consent or approval required by the Act.

5.

11. These restated articles of incorporation correctly set out the corresponding provisions of the articles of incorporation as amended and supersede the original articles of incorporation and all the amendments thereto.

Les présents statuts mis à jour énoncent correctement les dispositions correspondantes des statuts constitutifs telles qu'elles sont modifiées et remplacent les statuts constitutifs et les modifications qui y ont été apportées.

These articles are signed in duplicate.

Les présents statuts sont signés en double exemplaire.

INTIER AUTOMOTIVE INC.

(Name of Corporation)
(Dénomination sociale de la compagnie)

By/*Par:* Bruce Cl[illegible] Secretary

(Signature) (Description of Office)
(Signature) *(Fonction)*

05/99